SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 4)

FALCONSTOR SOFTWARE, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

306137100
(CUSIP Number)

Martin M. Hale, Jr. 17 State Street, Suite 3230 New York, NY 10004 (212) 751-8800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Martin M. Hale, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 175,032
8

SHARED VOTING POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

1,450,391 Shares of Common Stock

422,426,510 shares of Common Stock issuable upon exercise of Warrants

	9	SOLE DISPOSITIVE POWER 175,032
10

SHARED DISPOSITIVE POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

1,450,391 Shares of Common Stock

422,426,510 shares of Common Stock issuable upon exercise of Warrants

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

1,625,423 Shares of Common Stock

422,426,510 shares of Common Stock issuable upon exercise of Warrants

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.94%*
14	TYPE OF REPORTING PERSON IN

*Based on 44,563,490 shares of Common Stock outstanding as of October 31, 2017 as disclosed in the Quarterly Report on Form 10-Q of Falconstor Software, Inc. (the “Issuer”) for the quarterly period ended September 30, 2017.  Pursuant to the Certificate of Designations for the Series A  Convertible Preferred Stock of the Issuer, the holders of Series A Convertible Preferred Stock are entitled to vote, together with the Common Stock, on all matters as to which the holders of Common Stock are entitled to vote.  Each share of Series A Convertible Preferred Stock is entitled to a number of votes per share equal to the number of shares of Common Stock issuable upon conversion of a share of Series A Convertible Preferred Stock, based on an assumed conversion price of $1.23 (subject to adjustment for stock splits, stock dividends, stock combinations and similar events, as applicable, with respect to the Common Stock).

1	NAME OF REPORTING PERSON Hale Fund Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
8

SHARED VOTING POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

1,450,391 Shares of Common Stock

422,426,510 shares of Common Stock issuable upon exercise of Warrants

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

1,450,391 Shares of Common Stock

422,426,510 shares of Common Stock issuable upon exercise of Warrants

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

1,450,391 Shares of Common Stock

422,426,510 shares of Common Stock issuable upon exercise of Warrants

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.91%*
14	TYPE OF REPORTING PERSON OO

*Based on 44,563,490 shares of Common Stock outstanding as of October 31, 2017 as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarterly period ended September 30, 2017.  Pursuant to the Certificate of Designations for the Series A  Convertible Preferred Stock of the Issuer, the holders of Series A Convertible Preferred Stock are entitled to vote, together with the Common Stock, on all matters as to which the holders of Common Stock are entitled to vote.  Each share of Series A Convertible Preferred Stock is entitled to a number of votes per share equal to the number of shares of Common Stock issuable upon conversion of a share of Series A Convertible Preferred Stock, based on an assumed conversion price of $1.23 (subject to adjustment for stock splits, stock dividends, stock combinations and similar events, as applicable, with respect to the Common Stock).

1	NAME OF REPORTING PERSON Hale Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
8

SHARED VOTING POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

1,450,391 Shares of Common Stock

422,426,510 shares of Common Stock issuable upon exercise of Warrants

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

1,450,391 Shares of Common Stock

422,426,510 shares of Common Stock issuable upon exercise of Warrants

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

1,450,391 Shares of Common Stock

422,426,510 shares of Common Stock issuable upon exercise of Warrants

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.91%*
14	TYPE OF REPORTING PERSON PN

*Based on 44,563,490 shares of Common Stock outstanding as of October 31, 2017 as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarterly period ended September 30, 2017.  Pursuant to the Certificate of Designations for the Series A  Convertible Preferred Stock of the Issuer, the holders of Series A Convertible Preferred Stock are entitled to vote, together with the Common Stock, on all matters as to which the holders of Common Stock are entitled to vote.  Each share of Series A Convertible Preferred Stock is entitled to a number of votes per share equal to the number of shares of Common Stock issuable upon conversion of a share of Series A Convertible Preferred Stock, based on an assumed conversion price of $1.23 (subject to adjustment for stock splits, stock dividends, stock combinations and similar events, as applicable, with respect to the Common Stock).

1	NAME OF REPORTING PERSON Hale Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
8

SHARED VOTING POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

1,450,391 Shares of Common Stock

422,426,510 shares of Common Stock issuable upon exercise of Warrants

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

1,450,391 Shares of Common Stock

422,426,510 shares of Common Stock issuable upon exercise of Warrants

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

1,450,391 Shares of Common Stock

422,426,510 shares of Common Stock issuable upon exercise of Warrants

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.91%*
14	TYPE OF REPORTING PERSON PN

*Based on 44,563,490 shares of Common Stock outstanding as of October 31, 2017 as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarterly period ended September 30, 2017.  Pursuant to the Certificate of Designations for the Series A  Convertible Preferred Stock of the Issuer, the holders of Series A Convertible Preferred Stock are entitled to vote, together with the Common Stock, on all matters as to which the holders of Common Stock are entitled to vote.  Each share of Series A Convertible Preferred Stock is entitled to a number of votes per share equal to the number of shares of Common Stock issuable upon conversion of a share of Series A Convertible Preferred Stock, based on an assumed conversion price of $1.23 (subject to adjustment for stock splits, stock dividends, stock combinations and similar events, as applicable, with respect to the Common Stock).

1	NAME OF REPORTING PERSON HCP-FVA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
8

SHARED VOTING POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

851,354 Shares of Common Stock

422,426,510 shares of Common Stock issuable upon exercise of Warrants

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

851,354 Shares of Common Stock

422,426,510 shares of Common Stock issuable upon exercise of Warrants

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

851,354 Shares of Common Stock

422,426,510 shares of Common Stock issuable upon exercise of Warrants

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.78%*
14	TYPE OF REPORTING PERSON OO

* Based on 44,563,490 shares of Common Stock outstanding as of October 31, 2017 as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarterly period ended September 30, 2017.  Pursuant to the Certificate of Designations for the Series A  Convertible Preferred Stock of the Issuer, the holders of Series A Convertible Preferred Stock are entitled to vote, together with the Common Stock, on all matters as to which the holders of Common Stock are entitled to vote.  Each share of Series A Convertible Preferred Stock is entitled to a number of votes per share equal to the number of shares of Common Stock issuable upon conversion of a share of Series A Convertible Preferred Stock, based on an assumed conversion price of $1.23 (subject to adjustment for stock splits, stock dividends, stock combinations and similar events, as applicable, with respect to the Common Stock).

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2013 (the “Original Schedule 13D”) and as amended by Amendment No. 1 (“Amendment No. 1”) filed with the SEC on August 11, 2015, Amendment No. 2 (“Amendment No. 2”) filed with the SEC on June 3, 2016 and Amendment No. 3 filed with the SEC on November 27, 2017 (“Amendment No. 3”; the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4 are collectively referred to as, the “Schedule 13D”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of FalconStor Software, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2 Huntington Quadrangle, Melville, NY 11747. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends and supplements Items 3, 4, 5, 6 and 7 as set forth below.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Warrants to purchase 366,990,000 shares of Common Stock reported in this Amendment No. 4 were issued to HCP-FVA in connection with HCP-FVA’s purchase of $3,000,000 of Units (as defined below) from the Issuer to backstop a proposed private placement of Units to certain eligible stockholders of the Issuer (the “Financing”).

Warrants to purchase 41,577,382 shares of Common Stock reported in this Amendment No. 4 (the “Additional Backstop Warrants”) were issued to HCP-FVA pursuant to the terms of the Commitment due to its funding, at the Issuer’s request, of the Commitment.

ITEM 4 PURPOSE OF TRANSACTION

Pursuant to the Commitment Letter, HCP committed to purchase, or to cause one of its affiliates to purchase, up to seventy-five percent (75%) of the total number of Units to be issued by the Issuer in the Financing. Each unit to be issued in the Financing (the “Units”) is expected to consist of the following: (i) $0.10 in senior secured debt (for a total of $4,000,000 of senior secured debt assuming full subscription of the Financing), secured by all of the assets of the Issuer and guaranteed by each of its domestic subsidiaries, having an interest rate of prime plus $0.75% and a maturity date of June 30, 2021 (the “Term Loan”); (ii) warrants to purchase 12.233 shares of Common Stock with an exercise price of $0.001 per share (for a total of 489,320,000,000 warrant shares assuming full subscription of the Financing)(the “Financing Warrants”); and (iii) 0.0225 shares of the Issuer’s Series A Preferred Stock at a per Unit price of $0.2643 (subject to increase to take into account accretion of the Series A Preferred Stock after June 30, 2018), all such shares to be acquired directly from HCP-FVA, the current holder of the Series A Preferred Stock.

On February 23, 2018, HCP-FVA funded, at the Issuer’s request, the entire Commitment. The closing of the Commitment effectively constituted HCP-FVA’s purchase of 30,000,000 Units in the Financing for $3,000,000 (the “Purchase Price”). The Purchase Price consisted on $2,500,000 in cash and the conversion of the Short-Term Loan from HCP-FVA in the aggregate principal amount of $500,000.

In connection with the closing of the Commitment and HCP-FVA’s purchase of the portion of the Units consisting of the Term Loan, HCP-FVA, as lender and administrative agent, entered into that certain Amended and Restated Term Loan Credit Agreement (the “A&R Term Loan Agreement”) with the Issuer on February 23, 2018. The A&R Term Loan Agreement sets forth the terms of the Term Loan in the aggregate principal amount of $3,000,000 from HCP-FVA and amends and restates that certain Loan Agreement, dated as of November 17, 2017, between HCP-FVA and the Issuer. The Term Loan from HCP-FVA is evidenced by that certain Term Loan promissory note in the aggregate principal amount of $3,000,000, which Term Loan promissory note is in the form attached to the A&R Term Loan Agreement as Exhibit A. The Term Loan (i) bears interest at a rate per annum equal to the prime rate, as set forth in the Wall Street Journal, plus 0.75%, (ii) is secured by a lien on all of the Issuer’s and its domestic subsidiaries assets, as evidenced by that certain Guaranty and Collateral Agreement (the “Guaranty and Collateral Agreement”) by and between the Issuer and HCP-FVA, as administrative agent, (iii) is guaranteed by the Issuer’s domestic subsidiaries pursuant to the Guaranty and Collateral Agreement, (iv) has a maturity date of June 30, 2021 and (v) is subject to mandatory prepayment upon the occurrence of certain events, including future equity or debt financings and a change of control, which mandatory prepayment shall include a prepayment fee of five percent (5%) of the principal amount of the Term Loan prepaid by the Issuer.

HCP-FVA is the sole holder of the Issuer’s Series A Preferred Stock. In connection with the closing of the Commitment, HCP-FVA agreed to postpone the mandatory redemption of the Series A Preferred Stock from August 5, 2017 to July 30, 2021, and to waive prior breaches of the terms of the Series A Preferred Stock which had also triggered a mandatory redemption right.

In connection with the closing of the Commitment and HCP-FVA’s purchase of the portion of the Units consisting of the Financing Warrants, the Issuer issued to HCP-FVA warrants to purchase 366,990,000 shares of Common Stock. The Financing Warrants (i) have an exercise price of $0.001 per share, (ii) are exercisable for a period of ten (10) years and (iii) contain a cashless exercise provision. A portion of the Financing Warrants issued to HCP-FVA are subject to cancellation, in accordance with the terms of the Financing Warrants, if (i) eligible stockholders (other than HCP-FVA) subscribe for and purchase Units in the Financing on the terms and conditions set forth in the A&R Term Loan Agreement and the applicable schedules related thereto (including by purchasing Units within the time frame set forth therein) (the “Eligible Stockholder Investment”) and (ii) concurrently with such Eligible Stockholder Investment, a portion of HCP-FVA’s Term Loan is repaid by the Issuer from any proceeds of the Eligible Stockholder Investment (such repayment shall not reduce HCP-FVA’s Term Loan below $1,000,000 in aggregate principal amount), then that portion of the Financing Warrants attributable to the repaid portion (as determined on a post-cashless exercise basis if the Financing Warrants have been exercised) of the Term Loan shall be cancelled (and, if HCP-FVA has exercised the Financing Warrants on a non-cashless exercise basis, then the Issuer shall reimburse HCP-FVA for the cash exercise price paid in respect of the cancelled warrant shares). The Financing Warrants are not exercisable until receipt of stockholder approval to amend the Issuer’s Certificate of Incorporation to increase the number of authorized shares of its Common Stock in order to permit the exercise of the Financing Warrants.

Upon HCP-FVA funding the Commitment at the Issuer’s election, the Issuer issued to HCP-FVA the Additional Backstop Warrants pursuant to the terms of the Commitment Letter. The Additional Backstop Warrants (i) have an exercise price of $0.001 per share, (ii) are exercisable for a period of ten (10) years and (iii) contain a cashless exercise provision. If eligible stockholders (other than HCP-FVA) subscribe for and purchase more than Twenty Million (20,000,000) Units in the Financing on the terms and conditions set forth in the A&R Term Loan Agreement and the applicable schedules related thereto (including by purchasing Units within the time frame set forth therein), then 66.66% of the number of shares of Common Stock issued to HCP-FVA (or, if the Additional Backstop Warrants have not then been exercised, issuable to HCP-FVA) upon exercise of the Additional Backstop Warrants, as determined on a post-cashless exercise basis, shall be cancelled (and, if the Additional Backstop Warrants have been exercised on a non-cashless exercise basis, the Issuer shall reimburse HCP-FVA for the cash exercise price paid in respect of the cancelled warrant shares). The Initial Loan & Backstop Warrants are not subject to cancellation. With respect to the Additional Backstop Warrants issued to HCP-FVA, HCP-FVA has agreed to exercise the Additional Backstop Warrants, up to the maximum amount of available authorized stock, and vote the shares of Common Stock issuable upon exercise thereof in favor of an amendment to the Issuer’s Certificate of Incorporation necessary to increase the authorized Common Stock in order to permit the consummation of the Financing and the issuance of the securities issuable in connection therewith.

The foregoing descriptions of the A&R Term Loan Agreement, the Financing Warrants and the Additional Backstop Warrants do not purport to be complete and are qualified in their entirety by the terms of each such document which are incorporated herein by reference to Exhibits 1, 2 and 3 of this Amendment No. 4.

ITEM 5 INTEREST IN SECURITIES OF THE COMPANY

Paragraphs (a) – (c) of Item 5 of Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Amendment No. 4 for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons. Percentages of the Common Stock outstanding reported in this Amendment No. 4 are calculated based upon an aggregate of 44,563,490 shares of Common Stock outstanding as of October 31, 2017 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 as filed by the Issuer on November 20, 2017.

(b)	See rows (7) through (10) of the cover pages to this Amendment No. 4 for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	On February 23, 2018, the Issuer issued (i) the Financing Warrants to HCP-FVA to purchase 366,990,000 shares of Common Stock reported in this Amendment No. 4 and (ii) the Additional Backstop Warrants to HCP-FVA to purchase 41,577,382 shares of Common Stock reported in this Amendment No. 4.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

As described in Item 4 above, on February 23, 2018, HCP-FVA, the Issuer and the Issuer’s domestic subsidiaries entered into the A&R Term Loan Agreement, a copy of which is incorporated herein by reference to Exhibit 1 of this Amendment No. 4.

As described in Item 4 above, on February 23, 2018, the Issuer issued the Financing Warrants to HCP-FVA, a copy of which is incorporated herein by reference to Exhibit 2 of this Amendment No. 4.

As described in Item 4 above, on February 23, 2018, the Issuer issued the Additional Backstop Warrants to HCP-FVA, a copy of which is incorporated herein by reference to Exhibit 3 of this Amendment No. 4.

Except as otherwise set forth in the Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

ITEM 7 MATERIALS TO BE FILED AS EXHIBITS

1.     Amended and Restated Term Loan Credit Agreement, dated as of February 23, 2018, by and among HCP-FVA, the Issuer and the Issuer’s domestic subsidiaries (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 26, 2018).

2.     Financing Warrants, dated as of February 23, 2018, issued by the Issuer to HCP-FVA (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 26, 2018).

3.     Additional Loan and Backstop Warrants, dated as of February 23, 2018, issued by the Issuer to HCP-FVA (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on February 26, 2018).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2018

/s/ Martin M. Hale, Jr.

HALE CAPITAL MANAGEMENT, LP

By: Hale Fund Management, LLC, its General Partner

By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer

HALE CAPITAL PARTNERS, LP, for itself and as the
sole member of HCP-FVA, LLC

By: Hale Fund Management, LLC, its General Partner

By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer

HALE FUND MANAGEMENT, LLC

By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer